CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF TRUST
PRUDENTIAL JENNISON 20/20 FOCUS FUND

This Certificate of Amendment to the Certificate of Trust of Prudential Jennison 20/20 Focus Fund (the "Trust") is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware on December 18, 1997 pursuant to the Delaware Statutory Trust Act, 12 Del.C. §§ 3801 et seq.

The undersigned, being a trustee of the Trust, hereby certifies as follows:

1.	The name of the Trust is Prudential Jennison 20/20 Focus Fund.
2.	The name of the Trust is hereby changed to Prudential Investment Portfolios 18.
3.	The foregoing amendment to the Certificate of Trust shall become effective on October 31, 2013.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

 /s/ Scott E. Benjamin ___

Name: Scott E. Benjamin